Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

September 25, 2014

VIA COURIER AND EDGAR

	Re:	Fyffes plc
Form 425
Filed September 17, 2014
File No. 001-01550

David L. Orlic

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of Fyffes plc (the “Registrant” or “Fyffes”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Form 425 filed with the Commission on September 17, 2014, File No. 001-01550 (the “Filing”) contained in your letter dated September 22, 2014 (the “Comment Letter”), we are hereby providing the following responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to slide numbers in our responses refer to the numbered slides of the Filing. The responses and information described below are based upon information provided to us by the Registrant.

Securities and Exchange Commission	-2-	September 25, 2014

Slide 17

1.	We note that you provided an “Illustrative Combined EBITDA Analysis” that includes various illustrative figures with respect to improvements in the Chiquita salad business and organic growth of ChiquitaFyffes. Please advise regarding your basis for selecting the illustrative figures related to the Chiquita salad business and organic growth of ChiquitaFyffes.

Response: The Registrant acknowledges the Staff’s comment and respectfully informs the Staff that the illustrative figures were selected on the basis of the following considerations.

Chiquita Salad Business. Chiquita Brands International, Inc. (“Chiquita”) furnished presentation materials with a Current Report on Form 8-K filed with the Commission on December 10, 2013 (the “December 2013 Presentation”). Page 37 of the December 2013 Presentation outlined certain financial objectives of Chiquita based on a targeted run-rate performance of 24-36 months, including target operating income (EBIT) margins of 7-8% for its salad business. In its Annual Report on Form 10-K filed with the Commission on March 4, 2014 (the “2013 Annual Report”), Chiquita reported that its salads and healthy snacks segment had net sales for the year 2013 of $967 million. Assuming net sales during the 2014-2016 period no lower than the reported net sales for the salads segment for the year 2013, Chiquita’s target operating income margins of 7-8% presented in the December 2013 Presentation would correspond to a segment operating profit of $68-77 million over the period indicated.

Chiquita reported in the 2013 Annual Report that the salads segment had an operating loss for the year 2013 of $8 million, and reported in its Quarterly Report on Form 10-Q filed with the Commission on August 7, 2014 that the salads segment had an operating profit for the six months ended June 30, 2014 and for the three months ended June 30, 2014 of $4 million and $7 million respectively. The illustrative incremental improvement in Chiquita’s salad business of $20 million of EBITDA through 2016 presented in the Filing was selected on the basis of the assumption that the segment’s operating income margin would continue to grow in 2015 and 2016, which Fyffes believes is a reasonable assumption based on the improvement in the segment’s operating income margin in the second quarter of 2014, but would result in incremental improvement lower than the $68-77 million of operating profit expected to be realized if Chiquita were to achieve its target operating income margin of 7-8% over this period.

Organic Growth of ChiquitaFyffes. As indicated on slide 9 of the Filing, Fyffes’ EBITDA grew at a compound annual growth rate of 16.4% over the period from 2008 to 2014. Chiquita filed presentation materials on Form 425 with the Commission on August 27, 2014 indicating that Chiquita’s EBITDA grew at a compound annual growth rate of 41.4% in the period from 2012 to 2014 following three years of flat or negative EBITDA growth. The illustrative organic growth of ChiquitaFyffes reflected on slide 17 of the Filing corresponds to an annual growth rate of 5% for 2015 and 2016, which was selected on the basis of the assumption that EBITDA for the combined business would continue to grow, but at a more normalized annual growth rate as compared to the periods immediately prior to the combination.

Securities and Exchange Commission	-3-	September 25, 2014

Slide 18

2.	We note that the “Illustrative Share Price Analysis” uses an EV/EBITDA multiple range of 7.5x to 8.5x. Please advise regarding your basis for selecting this multiple range. Please note that we may further comment upon review of your response.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the illustrative figures were selected on the basis of the following considerations. The multiple range of 7.5x to 8.5x presented on slide 18 of the Filing represents last twelve months (“LTM”) EV / EBITDA multiples. Page 83 of the definitive proxy statement on Schedule 14A filed by Chiquita with the Commission on August 6, 2014 discloses a 10-year median EV / LTM EBITDA trading multiple of 7.7x. This figure was used to inform the low end and mid point of the illustrative multiple range. Based on Chiquita’s closing share price as of August 8, 2014, which represents the last closing share price prior to the public announcement of the Cutrale/Safra proposal, Chiquita was trading at 9.1x EV / LTM EBITDA. This figure was used to inform the high end of the illustrative multiple range.

*        *        *        *

Securities and Exchange Commission	-4-	September 25, 2014

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to call Mario A. Ponce at 212-455-3442 or Elizabeth A. Cooper at 212-455-3407 with any questions or further comments you may have or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett llp

Simpson Thacher & Bartlett llp

cc:	Securities and Exchange Commission
Donald Field
Loan Lauren Nguyen

Fyffes plc
David McCann

Simpson Thacher & Bartlett llp
Mario A. Ponce
Elizabeth A. Cooper